Exhibit 99.2

MDJM LTD Announces Closing of Upsized $6.0 Million Public Offering

LETHAM, Scotland, Feb. 11, 2026 /PRNewswire/ -- MDJM LTD (Nasdaq: UOKA) (the "Company" or "MDJM"), an integrated global culture innovation company, today announced the closing of its upsized public offering of 4,280,000 units at a public offering price of $1.40 per unit. Each unit consists of one Class A ordinary share and one Series A warrant to purchase one Class A ordinary share.

Each Series A warrant will expire one year from the issuance, will be immediately exercisable upon issuance at an initial exercise price equal to 100% of the public offering price, subject to adjustment on the fourth and eighth trading days following the closing of the offering to 70% and 50%, respectively, of the initial exercise price, and the number of Class A ordinary shares underlying the Series A warrants will be proportionally increased. The Series A warrants may also be exercised on a zero cash exercise option, pursuant to which the holder may exchange each warrant for 1.5 Class A ordinary shares that are issuable on a cash exercise of the Series A warrants.

The Company has granted the underwriter a 45-day option to purchase up to 642,000 additional Class A ordinary shares and/or 642,000 additional Series A warrants, at its respective public offering price less underwriting discounts, to cover any over-allotment. On February 10, 2026, the underwriter partially exercised such option with respect to 642,000 Series A warrants.

The Company received total gross proceeds of approximately US$6.0 million, before deducting underwriting discounts and other offering expenses.

Maxim Group LLC acted as sole book-running manager in connection with the offering.

A registration statement on Form F-1 (File No. 333-292953) was filed with the U.S. Securities and Exchange Commission (the "SEC") and was declared effective by the SEC on February 9, 2026 and a registration statement on Form F-1 was filed with the SEC pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and became effective on February 10, 2026. The offering was made only by means of a prospectus forming part of the effective registration statements. A final prospectus relating to the offering was filed with the SEC and is available on the SEC's website at www.sec.gov.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About MDJM LTD

MDJM LTD is a global culture innovation company focused on cultural IP development, animation production, international licensing, and cultural venue operations. The Company has been expanding its operations in the UK, where it is developing projects such as Fernie Castle in Scotland and the Robin Hill Property in England. These properties are being remodeled into multi-functional cultural venues that will feature fine dining, hospitality services, art exhibitions, and cultural exchange events. Fernie Castle is undergoing comprehensive architectural and landscape renovation planning in design collaboration with renowned architectural firm Kengo Kuma & Associates. As part of its broader strategy, MDJM is collaborating with select European animation studios to develop animated short films that blend Eastern themes with Western artistry. The Company aims to integrate Eastern philosophy with international artistic practices, creating a global cultural ecosystem built on storytelling and immersive experience. This initiative reflects the Company's commitment to furthering its global market expansion and enhancing its cultural business footprint. For more information regarding the Company, please visit https://www.ir-uoka.com/.

Forward-Looking Statements

This announcement contains forward-looking statements. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things: the Company’s future operating or financial results; the Company’s liquidity; and other factors listed from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's annual report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission.

Investor Contact

Sherry Zheng

WAVECREST GROUP INC.

Phone: +1 718-213-7386

Email: sherry@wavecrestipo.com